Exhibit 99.1

Pediment Gold Commences Drilling Deep Vein Extensions at La Colorada

Press Release

Source: Pediment Gold Corp.

Tuesday December 14, 2009

VANCOUVER, BRITISH COLUMBIA-- Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to report that the drilling of the final five holes of its 2009 La Colorada drill program have commenced. The last segment of the program is planned to total approximately 1500 meters and is to be finalized in January 2010. These final holes of the program are designed to cross down dip extensions of the higher grade veins. The location of the holes was determined based on prior drilling and plotting of positions of underground workings.

The first hole of the deep drill program has been completed with a large IR TH 100 RC drill machine. The drill crossed the first vein and an open working at about 173 meters depth in the hole drilled from the north wall of the Creston Pit.

Final assays from prior drilling conducted during November are being processed in the assay laboratory and are mainly from the Veta Madre and La Verde areas. Final assays will be reported on when received and resolved.

Gary Freeman, President and CEO of the Company, states, "We are pleased with the decision to continue and complete the 2009 La Colorada drill program, and we look forward to conducting additional work next year to continue investigating the potential for underground resources."

Mel Herdrick, Vice President of Exploration and a director of the Company, has reviewed and approved the contents of this news release and is a Qualified Person as defined under NI 43-101.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman

President & CEO